FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Reporting Issuer

Pacific North West Capital Corp. 2303 West 41st Avenue Vancouver BC V6M 2A3

Item 2:	Date of Material Change

July 13 and 18, 2011

Item 3:	News Release

News releases dated & issued on July 13, 2011 and July 18, 2011, were disseminated through Canada News Wire.

Item 4:	Summary of Material Changes

Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) announced the closing of the first tranche of a private placement on July 13, 2011 and announced the closing of the second tranche of the private placement on July 18, 2011,for gross proceeds of $2,550,750.

Item 5:	Full Description of Material Change

On July 13, 2011, the Company placed 2,583,333 Non-Flow-Through Units at $0.30 per unit, with each unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional common share of the Company for 18 months at an exercise price of $0.35; and placed 4,332,141 Flow-Through Units (“FT Unit”) at $0.35 cents per unit with each FT Unit consisting of one fully paid and non-assessable common share in the capital of the Company and one-half of one non-transferable share purchase warrant, each whole warrant entitling the holder thereof to purchase one additional non-flow-through common share of the Company at $0.45 for 18 months.

On July 18, 2011, the Company placed a further 620 NFT Units and 210,000 FT Units under the same terms and conditions as the NFT Units and FT Units placed in the first tranche.

All common shares issued in connection with the units are subject to regulatory hold periods expiring November 14, 2011 (1st Tranche) and November 19, 2011 (2nd tranche). In connection with the closing of the financing, the Company has paid cash finder’s fees in aggregate of $81,725 consisting of $68,750 (1st tranche) and $12,975 (2nd tranche).

Both tranches are subject to regulatory approval

See the full news releases dated July 13, 2011 and July 18, 2011 attached hereto.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7:	Omitted Information

Not Applicable

Item 8:	Executive Officer

Linda Holmes, Corporate Secretary
Telephone: 250‐404‐0310 Facsimile: 604‐685‐6550

Item 9:	Date of Report

July 18, 2011

For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

PACIFIC NORTH WEST CAPITAL CORP.  CLOSES 1ST TRANCHE OF PRIVATE PLACEMENT

July 13, 2011 - Vancouver, Canada – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) (the “Company”) is pleased to report that further to its previously announced $2,545,000 non-brokered private placement, the Company has completed the first tranche consisting of 2,583,333 Non-Flow-Through Units (“NFT Units”) at $0.30 per NFT Unit and 4,332,141 Flow-Through Units (“FT Units”) at $0.35 per FT Unit for gross proceeds $2,291,249.90, under the same terms and conditions as set out in the July 5, 2011 news release.

The private placement and any finder’s fees that may be payable are subject to regulatory approval.

The proceeds from the flow-through portion of the private placement will be used for the further development of the River Valley PGM Project located in the Sudbury region of Ontario (see news releases dated May 17, 2011, May 31, 2011 and June 15, 2011); the Destiny Gold Project, located approximately 75 km north of Val d'Or in the Abitibi-Témiscamingue region, Québec (see news release dated March 7, 2011); and the Rock and Roll project located in the Liard Mining District approximately 9 km west of the Bronson airstrip and exploration camp in northern British Columbia (see press release dated April 27, 2010). The Rock and Roll project hosts precious metals rich, volcanogenic massive sulphide mineralization in a volcano-sedimentary host rock package. The mineralization shows similarities to the gold and silver rich mineralization of Barrick Gold's past-producing Eskay Creek mine. Proceeds from the non-flow-through portion of the financing will be used for the above; for the advancement of the Company’s  Alaska property, and for the acquisition of additional platinum group metals, precious metals and base metals projects in Canada, the United States and Africa.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J.F)  is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of option / joint venturing its projects through to production. In January 2011, Pacific North West Capital successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, making Anglo Platinum the largest shareholder of PFN holding approximately 10.5% of the Company (as of January, 2011). In special situations, like our 100% owned River Valley PGM Project, the Company is prepared to fund the project through to feasibility and on to production. The River Valley PGM project is one of North Americaʹs newest and largest primary platinum group metals (PGM) deposits. The project has an excellent infrastructure and is located 60 mile from Sudbury, Ontario, one of Canada’s largest mining centres with 2 large capacity mineral processing facilities that have extra capacity

On January 24, 2011, PFN announced a new NI43-101 mineral resource estimate on the Destiny Gold Project which is situated 75 km near Val-d'Or, Québec (see news release dated January 24, 2011). The Destiny Project is under option from Alto Ventures Ltd. (“Alto”). Under the terms of the option agreement, PFN can earn a 60% interest in the property over a four-year period by completing $3.5 million in exploration expenditures, paying $200,000 and providing a total of 250,000 PFN shares to Alto. The Company also has PGM, gold and base metal projects in BC, Québec, Ontario, Saskatchewan and Alaska and continues to aggressively acquire new acquisition of additional platinum group metals, precious metals and base metals projects on an international scale.

News Release	July 13, 2011

On April 20, 2011, PFN announced that it has commenced the Phase I of the $5 million, 15,500 metre drill program for its 100% owned River Valley PGM Project and results are expected in May 2011. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone, which includes the main mineralized breccia zone The Main Zone occurs within about 20 metres of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, holds the current defined resource and is the main target of the Company's renewed exploration efforts.

In addition, PFN is a significant shareholder of Fire River Gold Corp (FAU:TSX.V) which company is developing the Nixon Fork Gold Mine in Alaska, with production slated to commence  in summer of 2011.  (click here to view Fire River Gold’s 2011 President’s Message)

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in Platinum Group Metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and our board of directors. PFN has approximately $6.5 million in working capital and securities and no debt.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.internationalmetalsgroup.com).

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr
President and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

For Immediate Release		NEWS RELEASE
TSX: PFN OTCQX: PAWEF Frankfurt: P7J	Toll Free 1.800.667.1870	www.pfncapital.com

PACIFIC NORTH WEST CAPITAL CLOSES $2,550,750 NON-BROKERED PRIVATE PLACEMENT

July 18, 2011 - Vancouver, Canada – Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J) (the “Company”) is pleased to report that, further to its previous news releases (June 23, 2011,  July 5, 2011 and July 18, 2011) it has closed the second and final tranche of a non-brokered private placement under the same terms and conditions as set out in the July 5, 2011 news release, for second tranche gross proceeds of $259,500. The aggregate gross proceeds from the first and second tranche totals $2,550,750.

In the first tranche, the Company placed 2,583,333 Non-Flow-Through Units (“NFT Units”) at $0.30 cents per unit and placed a further 620,000 NFT Units at $0.30 per unit in the second tranche, for a total of  3,203,333 Units.

Also in the first tranche, the Company placed 4,332,141 Flow-Through Units (“FT Units”) at $0.35 cents per unit and placed a further 210,000 FT Units at $0.35 in the second tranche, for a total of 4,542,141 FT Units.

All common shares issued in connection with the units are subject to regulatory hold periods expiring November 14 (1st Tranche) and November 19, 2011 (2nd tranche). In connection with the closing of the financing, the Company has paid cash finder’s fees in aggregate of $81,725 consisting of $68,750 (1st tranche) and $12,975 (2nd tranche).

The foregoing is subject to final regulatory approval.

The proceeds from the flow-through portion of the private placement will be used for the further development of the River Valley PGM Project located in the Sudbury region of Ontario (see news releases dated May 17, 2011, May 31, 2011 and June 15, 2011); the Destiny Gold Project, located approximately 75 km north of Val d'Or in the Abitibi-Témiscamingue region, Québec (see news release dated March 7, 2011); and the Rock and Roll project located in the Liard Mining District approximately 9 km west of the Bronson airstrip and exploration camp in northern British Columbia (see press release dated April 27, 2010). The Rock and Roll project hosts precious metals rich, volcanogenic massive sulphide mineralization in a volcano-sedimentary host rock package. The mineralization shows similarities to the gold and silver rich mineralization of Barrick Gold's past-producing Eskay Creek mine. Proceeds from the non-flow-through portion of the financing will be used for the above; for the advancement of the Company’s  Alaska property, and for the acquisition of additional platinum group metals, precious metals and base metals projects in Canada, the United States and Africa.

News Release	July 13, 2011

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCQX: PAWEF; Frankfurt: P7J.F)  is a mineral exploration company whose corporate philosophy is to be a project generator, explorer and project operator with the objective of option / joint venturing its projects through to production. In January 2011, Pacific North West Capital successfully negotiated the 100% acquisition of the River Valley PGM Project from Anglo Platinum Limited, making Anglo Platinum the largest shareholder of PFN holding approximately 9% of the Company (as of July 18, 2011). In special situations, like our 100% owned River Valley PGM Project, the Company is prepared to fund the project through to feasibility and on to production. The River Valley PGM project is one of North Americaʹs newest and largest primary platinum group metals (PGM) deposits. The project has an excellent infrastructure and is located 60 mile from Sudbury, Ontario, one of Canada’s largest mining centres with 2 large capacity mineral processing facilities that have extra capacity

On January 24, 2011, PFN announced a new NI43-101 mineral resource estimate on the Destiny Gold Project which is situated 75 km near Val-d'Or, Québec (see news release dated January 24, 2011). The Destiny Project is under option from Alto Ventures Ltd. (“Alto”). Under the terms of the option agreement, PFN can earn a 60% interest in the property over a four-year period by completing $3.5 million in exploration expenditures, paying $200,000 and providing a total of 250,000 PFN shares to Alto. The Company also has PGM, gold and base metal projects in BC, Québec, Ontario, Saskatchewan and Alaska and continues to aggressively acquire new acquisition of additional platinum group metals, precious metals and base metals projects on an international scale.

On April 20, 2011, PFN announced that it has commenced the Phase I of the $5 million, 15,500 metre drill program for its 100% owned River Valley PGM Project and results are expected in May 2011. Work to date at River Valley suggests that the best potential for economic accumulations of PGM-Cu-Ni sulphide mineralization is within the Breccia Zone, which includes the main mineralized breccia zone The Main Zone occurs within about 20 metres of the intrusive contact with Archean gneisses. This contact zone extends for over 9 km of prospective strike length, holds the current defined resource and is the main target of the Company's renewed exploration efforts.

In addition, PFN is a significant shareholder of Fire River Gold Corp (FAU:TSX.V) which company is developing the Nixon Fork Gold Mine in Alaska, with production slated to commence  in summer of 2011.  (click here to view Fire River Gold’s 2011 President’s Message)

Pacific North West Capital Corp. is well funded with an experienced management team and the ability to take advantage of its growing asset base in Platinum Group Metals, gold and base metals. To that end, the Company is in the process of adding key technical and financial people to our management, advisory team and our board of directors. PFN has approximately $6.5 million in working capital and securities and no debt.

Pacific North West Capital Corp. is an International Metals Group Company.
(www.internationalmetalsgroup.com).

Further Information: Tel: +1.604.685.1870 Fax: +1.604.685.8045 Email: info@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C., Canada, V6M 2A3

On behalf of the Board of Directors

Harry Barr
President and CEO

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	July 13, 2011